UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                      ASSET ACCEPTANCE CAPITAL CORP. (AACC)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
                                    04543P100

                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:
                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    376,848 common shares (1.1%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           376,848
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 376,848; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,387,748 common shares (4.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,387,748
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 1,387,748; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    72,250 common shares (0.2%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           72,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 72,250; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    443,763 common shares (1.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           443,763
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 443,763; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,280,609 common shares (6.9%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,280,609
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 2,280,609 shares; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        443,763 common shares (1.3%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    443,763
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 443,763; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04543P100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David Nierenberg
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,280,609 common shares (6.9%)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,280,609
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     For the reporting person listed on this page, 2,280,609; for all reporting persons as a group, 2,280,609 shares (6.9%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This Schedule 13D (the "Schedule 13D") is being filed with respect to the shares of common stock (the "Shares") of Asset Acceptance Capital Corp. a Delaware corporation (the "Company" or "AACC").

Item 2. Identity and Background.

      This Schedule 13D is being filed by the following four limited partnerships (the "D3 Family Funds"), the following two corporations which are the sole general partners of the D3 Family Fund(s) indicated below (collectively, the "Reporting Persons") and the following individual, who is the President of each of the two general partners.

      (a) The Reporting Persons are: The D3 Family Fund, L.P., a Washington limited partnership; The DIII Offshore Fund, L.P., a Bahamas limited partnership; The D3 Family Bulldog Fund, L.P. a Washington limited partnership; The D3 Family Canadian Fund, L.P., a Washington limited partnership; Nierenberg Investment Management Company, Inc., a Washington corporation ("NIMCO") which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Family Fund organized under the law of The Bahamas; and David Nierenberg, a United States citizen, who is the President of each of the two general partners.

      (b) The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington 98607.

      (c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers. The principal business of the corporate Reporting Persons is to serve as the general partner of the applicable D3 Family Fund(s). Mr. Nierenberg's principal occupation is President of each of the two corporate Reporting Persons.

      (d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

      (f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.

Item 3. Source and Amount of Funds or Other Consideration.

      The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in
Item 5(a,b) was $21,311,157. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund.

Item 4. Purpose of Transaction.

      Through the open market purchases of Shares listed in Item 5(c), the Reporting Persons have become the beneficial owners of more than 5% of the number of Shares reported by the Company to be outstanding as of December 31, 2007, in its press release dated February 26, 2008, filed as an exhibit to its current Report on Form 8-K of the same date and currently beneficially own the number of Shares listed in Item 5(a).

      The Reporting Persons hold their Shares for investment. The Reporting Persons reserve the right to increase or decrease their investment in the Company depending on market conditions, circumstances affecting the Company and/or extrinsic factors such as developments in the Company's industries and the economic environment, and to discuss the Company and their investment in the Shares with the directors and executive officers of the Company and third parties, without amending the Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer.

      (a, b) The Reporting Persons, in the aggregate, beneficially own 2,280,609 Shares, constituting approximately 6.9% of the outstanding Shares.

      (c) During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:

      Fund                      Transaction Date      Shares Bought      Price
      ----                      ----------------      -------------      -----
      --------------------------------------------------------------------------
      D3 Family Fund LP               01/24/2008          6,093          9.06
      D3 Family Bulldog Fund LP       01/24/2008         23,058          9.06
      D3 Family Canadian Fund LP      01/24/2008          1,212          9.06
      DIII Offshore Fund LP           01/24/2008          6,825          9.06
      D3 Family Fund LP               01/25/2008          4,665          9.20
      D3 Family Bulldog Fund LP       01/25/2008         17,770          9.20
      D3 Family Canadian Fund LP      01/25/2008            945          9.20
      DIII Offshore Fund LP           01/25/2008          5,236          9.20
      D3 Family Fund LP               01/28/2008        130,070          9.20
      D3 Family Bulldog Fund LP       01/28/2008        488,800          9.20
      D3 Family Canadian Fund LP      01/28/2008         25,700          9.20
      DIII Offshore Fund LP           01/28/2008        144,291          9.20
      D3 Family Fund LP               01/29/2008         12,050          9.43
      D3 Family Bulldog Fund LP       01/29/2008         45,550          9.43
      D3 Family Canadian Fund LP      01/29/2008          2,370          9.43
      DIII Offshore Fund LP           01/29/2008         13,430          9.43
      D3 Family Fund LP               01/30/2008          3,350          9.39
      D3 Family Bulldog Fund LP       01/30/2008         11,820          9.39
      D3 Family Canadian Fund LP      01/30/2008            591          9.39
      DIII Offshore Fund LP           01/30/2008          3,275          9.39
      D3 Family Fund LP               01/31/2008          1,900          9.43
      D3 Family Bulldog Fund LP       01/31/2008          9,500          9.43
      D3 Family Canadian Fund LP      01/31/2008            700          9.43

      DIII Offshore Fund LP           01/31/2008          2,000          9.43
      D3 Family Fund LP               02/05/2008          7,000          9.61
      D3 Family Bulldog Fund LP       02/05/2008         24,144          9.61
      D3 Family Canadian Fund LP      02/05/2008          1,500          9.61
      D3 Family Fund LP               02/06/2008          9,320          9.53
      D3 Family Bulldog Fund LP       02/06/2008         37,050          9.53
      D3 Family Canadian Fund LP      02/06/2008          1,945          9.53
      DIII Offshore Fund LP           02/06/2008         17,055          9.53
      D3 Family Bulldog Fund LP       02/07/2008         15,700          9.64
      D3 Family Canadian Fund LP      02/07/2008          1,000          9.64
      D3 Family Bulldog Fund LP       02/08/2008          9,500          9.61
      D3 Family Canadian Fund LP      02/08/2008            400          9.61
      DIII Offshore Fund LP           02/08/2008          7,200          9.61
      D3 Family Fund LP               02/11/2008         12,000          9.45
      D3 Family Bulldog Fund LP       02/11/2008         23,000          9.45
      D3 Family Canadian Fund LP      02/11/2008          1,200          9.45
      DIII Offshore Fund LP           02/11/2008          6,500          9.45
      D3 Family Bulldog Fund LP       02/12/2008          1,080          9.49
      D3 Family Canadian Fund LP      02/12/2008             90          9.49
      DIII Offshore Fund LP           02/12/2008          4,953          9.49
      D3 Family Bulldog Fund LP       02/13/2008          8,000          9.92
      D3 Family Canadian Fund LP      02/13/2008            400          9.92
      DIII Offshore Fund LP           02/13/2008          2,603          9.92
      D3 Family Fund LP               02/14/2008            100          9.98
      DIII Offshore Fund LP           02/14/2008          1,500          9.98
      D3 Family Fund LP               02/15/2008          5,850         10.06
      D3 Family Bulldog Fund LP       02/15/2008         26,150         10.06
      D3 Family Canadian Fund LP      02/15/2008          1,130         10.06
      DIII Offshore Fund LP           02/15/2008          6,870         10.06
      D3 Family Fund LP               02/19/2008         10,290         10.11
      D3 Family Bulldog Fund LP       02/19/2008         39,279         10.11
      D3 Family Canadian Fund LP      02/19/2008          2,105         10.11
      DIII Offshore Fund LP           02/19/2008         11,550         10.11
      D3 Family Fund LP               02/20/2008          2,540         10.30
      D3 Family Bulldog Fund LP       02/20/2008          9,245         10.30
      D3 Family Canadian Fund LP      02/20/2008            395         10.30
      DIII Offshore Fund LP           02/20/2008          3,120         10.30
      D3 Family Fund LP               02/21/2008          8,680         10.38
      D3 Family Bulldog Fund LP       02/21/2008         33,383         10.38
      D3 Family Canadian Fund LP      02/21/2008          1,762         10.38
      DIII Offshore Fund LP           02/21/2008         10,000         10.38
      D3 Family Fund LP               02/22/2008         18,380          9.99
      D3 Family Bulldog Fund LP       02/22/2008         70,721          9.99
      D3 Family Canadian Fund LP      02/22/2008          3,735          9.99
      DIII Offshore Fund LP           02/22/2008         21,170          9.99
      D3 Family Fund LP               02/25/2008         12,115          9.54
      D3 Family Bulldog Fund LP       02/25/2008         45,960          9.54
      D3 Family Canadian Fund LP      02/25/2008          2,510          9.54
      DIII Offshore Fund LP           02/25/2008         14,193          9.54
      D3 Family Fund LP               02/26/2008          4,355          9.59
      D3 Family Bulldog Fund LP       02/26/2008         16,735          9.59
      D3 Family Canadian Fund LP      02/26/2008            885          9.59

      DIII Offshore Fund LP           02/26/2008          5,025          9.59
      D3 Family Fund LP               02/27/2008          9,720          9.76
      D3 Family Bulldog Fund LP       02/27/2008         37,382          9.76
      D3 Family Canadian Fund LP      02/27/2008          1,980          9.76
      DIII Offshore Fund LP           02/27/2008         11,210          9.76
      D3 Family Fund LP               02/28/2008          6,330          9.81
      D3 Family Bulldog Fund LP       02/28/2008         24,340          9.81
      D3 Family Canadian Fund LP      02/28/2008          1,285          9.81
      DIII Offshore Fund LP           02/28/2008          7,293          9.81
      D3 Family Fund LP               02/29/2008         10,600          9.48
      D3 Family Bulldog Fund LP       02/29/2008         34,890          9.48
      D3 Family Canadian Fund LP      02/29/2008            955          9.48
      DIII Offshore Fund LP           02/29/2008          9,355          9.48
      D3 Family Fund LP               03/03/2008         37,690          9.18
      D3 Family Bulldog Fund LP       03/03/2008        111,525          9.18
      D3 Family Canadian Fund LP      03/03/2008          5,905          9.18
      DIII Offshore Fund LP           03/03/2008         47,127          9.18
      D3 Family Fund LP               03/04/2008         20,720          9.00
      D3 Family Bulldog Fund LP       03/04/2008         77,100          9.00
      D3 Family Canadian Fund LP      03/04/2008          4,020          9.00
      DIII Offshore Fund LP           03/04/2008         23,930          9.00
      D3 Family Fund LP               03/05/2008          5,900          8.97
      D3 Family Bulldog Fund LP       03/05/2008         10,390          8.97
      D3 Family Canadian Fund LP      03/05/2008            770          8.97
      DIII Offshore Fund LP           03/05/2008         13,640          8.97
      D3 Family Fund LP               03/06/2008         21,290          8.78
      D3 Family Bulldog Fund LP       03/06/2008         78,475          8.78
      D3 Family Canadian Fund LP      03/06/2008          4,105          8.78
      DIII Offshore Fund LP           03/06/2008         25,032          8.78
      D3 Family Fund LP               03/07/2008         15,840          8.39
      D3 Family Bulldog Fund LP       03/07/2008         57,201          8.39
      D3 Family Canadian Fund LP      03/07/2008          2,655          8.39
      DIII Offshore Fund LP           03/07/2008         19,380          8.39

Item 7. Material to be filed as Exhibits

      Exhibit 1 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated March 5, 2008 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D's and amendments thereto as a group.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                        D3 Family Fund, L.P., D3 Family Bulldog
                                        Fund, L.P., and D3 Family Canadian Fund,
                                        L.P.

                                        By: Nierenberg Investment Management
                                            Company, Inc.

                                        Its: General Partner

March 07, 2008                          By: /s/ David Nierenberg
-------------------------              ----------------------------------------
                                              David Nierenberg, President

                                        DIII Offshore Fund, L.P.

                                        By: Nierenberg Investment Management
                                            Offshore, Inc.

                                        Its: General Partner

March 07, 2008                          By: /s/ David Nierenberg
-------------------------               ----------------------------------------
                                              David Nierenberg, President

                                        Nierenberg Investment Management
                                              Company, Inc.

March 07, 2008                          By: /s/ David Nierenberg
--------------------------              ----------------------------------------
                                              David Nierenberg, President

                                        Nierenberg Investment Management
                                              Offshore, Inc.

March 07, 2008                          By: /s/ David Nierenberg
-------------------------               ----------------------------------------
                                              David Nierenberg, President

March 07, 2008                          /s/ David Nierenberg
-------------------------               ----------------------------------------
                                            David Nierenberg